

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

03 JUL -8 AM 7:21

Our Ref. : EC/FL/GS/CPP/114/03



03024347

BY AIRMAIL

24th June, 2003

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1601 in Hong Kong if you have any questions.

dlw 7/9

..................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated June 24, 2003 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Announcement regarding Approval of the Privatization of Ek Chor China Motorcycle Co. Ltd. by way of Scheme of Arrangement
   Date : 23rd June, 2003
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

APPROVAL OF THE PRIVATISATION OF EK CHOR CHINA MOTORCYCLE CO. LTD. BY WAY OF A SCHEME OF ARRANGEMENT

The directors of the Company are pleased to announce that following the approval of the Scheme at the Court Meeting and the EKC SGM held on 12th June, 2003, the Scheme was sanctioned (without modification) by the Bermuda Court on 20th June, 2003 (Bermuda time) and will become effective upon a copy of the Order of the Bermuda Court sanctioning the Scheme being delivered to the Registrar of Companies in Bermuda for registration on 23rd June, 2003 (Bermuda time).

References are made to the announcement of C.P. Pokphand Co. Ltd. (the "Company") dated 16th April, 2003 and the circular of the Company dated 27th May, 2003 (the "Circular"). Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Circular.

The directors of the Company are pleased to announce that the Scheme was approved at the Court Meeting held on 12th June, 2003. The resolution for the approval and implementation of, and giving effect to, the Scheme was also passed at the EKC SGM held on the same date. The Scheme was sanctioned (without modification) by the Bermuda Court on 20th June, 2003 (Bermuda time) and will become effective upon a copy of the Order of the Bermuda Court sanctioning the Scheme being delivered to the Registrar of Companies in Bermuda for registration on 23rd June, 2003 (Bermuda time). EKC has applied to the New York Stock Exchange for the withdrawal of listing of the EKC Shares on the New York Stock Exchange, with such withdrawal to be effective as soon as possible following the effectiveness of the Scheme.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 23rd June, 2003